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                                                                    EXHIBIT 99.1


IDC                                 5 Speen Street
Analyze the Future                  Framingham, MA  01701    Voice: 508.872.8200
                    idc.com         USA                      Fax: 508.935.4015



TO:      Julie Denardo, Taleo

FROM:    Mary Menendez, IDC

Date:    22 June 2004

Re:      Approval to use IDC content

IDC grants permission for Taleo to use the following IDC content in its S-1 Filing with the SEC. Please source the following IDC report "Worldwide and U.S. Recruiting and Staffing Services Forecast, 2003-2007, IDC#29162, April 2003."

            In April 2003, an independent market research firm, International Data Corporation, or IDC, estimated that U.S. recruiting and staffing services spending would grow from $25.2 billion in 2003 to $36.6 billion by 2007, a compound annual growth rate of 10%. The fastest growing component of this aggregate IDC forecast, the end-to-end hiring process automation solutions market, is expected to grow from $165.4 million in 2003 to approximately $655.7 million in 2007, which represents a compound annual growth rate of 41%. This estimate does not include the market opportunity for temporary staffing process automation solutions, or the market for end-to-end hiring process automation solutions outside the United States.

Best regards,

/s/ Gigi Wang

Gigi Wang
Senior Vice President, Strategy
IDC